Mail Stop 3561

September 26, 2008

Angel Yip
Executive Vice President of Finance
SJW Water Corp.
110 W. Taylor St.
San Jose, CA 95110

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **Proxy Statement on Schedule 14A**
> **Filed March 11, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 1, 2008**
> **File No. 001-08966**

Dear Ms. Yip:

We have reviewed your response letter dated September 19, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 44

Annual Bonus, page 48

1. We note your response to comment number seven of our letter dated September 5, 2008. Please confirm in writing that in future filings you will discuss the elements and factors that the Executive Compensation Committee uses in evaluating such bonus awards.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Attorney-Advisor, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director